NII Holdings, Inc.
10700 Parkridge Blvd.
Suite 600
Reston, VA 20191
July 25, 2007

Larry Spirgel Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549	For Use of the Commission Only

Re:	NII Holdings, Inc. Form 10-K for the Year ended December 31, 2006 Filed February 27, 2007 File No. 000-32421
Dear Mr. Spirgel:
                NII Holdings, Inc. (the “Company,” “we,” “our” or “us”) has received your letter dated July 11, 2007 containing comments on the Company’s above referenced Annual Report on Form 10-K (the “Form 10-K”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on February 27, 2007. This letter on behalf of the Company responds to each of the comments set forth in your letter.
                For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.
Form 10-K for the Year Ended December 31, 2006
Financial Statements and Notes
12. Income Taxes, pages F-42 - F-47

1.	We note in the first paragraph on page F-44 that you identified accounting errors related to the income tax accounts for 2003 and 2004, and that you corrected them in 2006. We also note in MD&A (page 54) that the impact of correcting these errors and other prior years’ errors in the areas of amortization of leasehold improvements, delays in transfer of construction in progress to depreciable assets and amortization of software costs etc. was immaterial to your 2006 and prior period financial statements. So that we may better understand your disclosures and accounting, please address the following comments.

a.	Explain to us, in quantified detail, the nature of each of the identified accounting errors.

b.	Identify for us the years affected and separately quantify the impact of each error on each affect financial statement line item and subtotal.

c.	Explain to us how you assess materiality and why you believe it is appropriate for you to correct the accounting errors in 2006 instead of restating prior year financial statements. Please provide us your comprehensive SAB 99 analysis in support of your accounting.
Response:
We are providing separately to the staff as supplemental information our comprehensive Staff Accounting Bulletin (SAB) No. 99, “Materiality”, analysis, which (a) explains, in quantified detail, the nature of each of the identified accounting errors that we corrected in our 2006 financial statements, (b) identifies the years affected by those errors and (c) assesses the impact of each error on the relevant financial statement line item and subtotal. Our SAB 99 analysis, which includes both a memorandum that evaluates the various errors at both a quantitative and qualitative perspective and a detailed spreadsheet showing the quantitative impact of the errors, was prepared as part of our 2006 year end financial statement close process and was reviewed in depth by our senior management, our external auditors, and our external legal counsel, all of whom concurred with our analysis, and was subsequently presented to and reviewed in depth by our Audit Committee, which also concurred with our analysis and the conclusions reached, at a meeting held on February 22, 2007.
As reflected in the supplemental information provided with this response, we assessed the materiality of the errors identified during 2006 in accordance with SAB 99. In this assessment, we first evaluated each of the identified errors in relation to our prior year financial statements affected by the errors. After we determined that none of the errors were material to any prior period to which they were relevant, we evaluated the potential impact of correcting these errors as out of period adjustments in relation to our 2006 financial statements. In assessing materiality, we considered whether the judgment of a reasonable user of our financial statements would have been changed or influenced by the correction of these errors, both with respect to the prior periods affected by the errors and with respect to the 2006 financial statements in which the errors were corrected. In particular, we assessed both quantitative and qualitative factors in evaluating the “total mix” of information available to the users of our financial information.
As described in more detail in the supplemental materials, the most significant impact of the errors was an understatement of net income in 2003 that resulted in a corresponding understatement of stockholders’ equity for that period. In evaluating the materiality of the errors, we reviewed not only the errors themselves but also the surrounding circumstances under which these errors occurred. We also reviewed the errors on a stand alone basis as well as in the aggregate in order to properly consider whether these errors individually or in the aggregate could result in a material misstatement of our financial statements in the view of a reasonable financial statement user.

After analyzing factors such as the nature, amount and pervasiveness of the errors, the type of information generally used by parties who evaluate companies in our industry, including financial analysts and investors, and the time elapsed since the errors occurred, we concluded that our investors and any other reasonable investor, would not consider important, material or relevant the errors’ impact on our previously reported results in the affected years and that restating our financial statements for those years to correct these errors would not change the total mix of information available. or influence an investor’s decision about us. We also concluded that correcting such errors in our 2006 financial statements would not have a material impact on our financial statements for that year.
Based on the conclusions reached in our SAB 99 analysis, we made the corrections of the identified errors in our financial statements for the fourth quarter of 2006 and included the related disclosure in the Form 10-K.

2.	Refer to the second paragraph. We note your disclosures that “[w]e have not recorded a deferred tax liability on Nextel Brazil’s unrealized foreign currency gain ¼, as it is our intention to not subject that unrealized gain to Brazilian tax”. In this regard, explain to us and clarify your disclosures, in plain English, how your intention would allow you not to record the liability.
Response:
The intercompany loan disclosed in the second paragraph is a U.S. dollar denominated loan made by NII Holdings, Inc. and its wholly-owned U.S. subsidiary and co-owner of Nextel Brazil, McCaw International (Brazil), Ltd., to Nextel Brazil. During 2002 and 2003, when significant amounts of these funds were advanced to Nextel Brazil, the exchange rate between the U.S. dollar and the Brazilian real averaged over 3.0 reais to the dollar, reaching a high of 4.0 reais to the dollar in October 2002. As of December 31, 2006, the U.S. dollar to Brazilian real exchange rate was 2.1 reais to the dollar, resulting in an unrealized foreign currency gain on the dollar-denominated intercompany loan for Brazilian income tax purposes.
Under Brazilian income tax law, the taxation of unrealized foreign currency gains occurs either on a cash or accrual basis. If the unrealized foreign currency gain is subject to Brazilian income tax on a cash basis, the unrealized gain is taxed when either of the following events occurs: (1) the loan is repaid in cash in whole or in part, or (2) in the case of an intercompany loan, the loan is converted to equity and contributed to the capital of the Brazilian company. If the unrealized foreign currency gain is taxed on an accrual basis, then any annual increase in the foreign currency gain is subject to Brazilian income tax as those increases occur. The determination of whether unrealized foreign currency gains are taxed on a cash or accrual basis is based solely on an annual election made by the Brazilian taxpayer.
Nextel Brazil has elected to tax the unrealized foreign currency gain on the intercompany loan on a cash basis. Therefore, that gain will not be subject to Brazilian income tax unless and until the loan is repaid in cash or converted to equity. We have no current or foreseen intention to request repayment of the intercompany loan from Nextel Brazil. If and when the U.S. dollar to Brazilian real exchange rate returns to the levels that prevailed at the time the funds were originally advanced (which would eliminate the unrealized foreign currency gain), it is our intention to contribute the loan to the capital of Nextel Brazil. Until or if the exchange rate reaches this level, in accordance with Brazilian income tax law, Nextel Brazil’s election of the cash method for recognizing the unrealized foreign currency gain means that such unrealized foreign currency gain will not be subject to Brazilian income tax.

Because it is our intention to capitalize this intercompany loan only when or if the exchange rate returns to levels consistent with those that prevailed at the time the funds were originally advanced, we concluded that the intercompany loan to Nextel Brazil is of a long-term investment nature, the settlement of which is not planned or anticipated in the foreseeable future. In accordance with paragraph 20b of SFAS 52, Foreign Currency Translation, we report any gain or loss from this intercompany loan in the Other Comprehensive Income section of equity on our balance sheet rather than in net income. We disclosed this policy on page F-10 of the Form 10-K.
Paragraph 23 of FAS 52 requires that translation adjustments be accounted for in the same way as temporary differences under SFAS 109, Accounting for Income Taxes, and APB Opinion No. 23, Accounting for Income Taxes - Special Areas. If no deferred taxes are provided on the unremitted earnings of a foreign subsidiary in accordance with SFAS 109 and APB Opinion No. 23 because they meet the criteria of being indefinitely reinvested by the subsidiary, then no deferred taxes are required to be provided on the related translation adjustments. In the instant case, for purposes of SFAS 109 and APB Opinion No. 23, we determined that the undistributed earnings of Nextel Brazil are or will be indefinitely reinvested by Nextel Brazil and therefore we have not recorded deferred taxes on any basis difference in the parent company’s investment in Nextel Brazil. We disclosed this on page F-44 of the Form 10-K.
To summarize, we concluded that no deferred income tax should be recorded with respect to the intercompany loan to Nextel Brazil because: (1) the Brazilian income tax consequences of the unrealized foreign currency gain are limited solely to management’s discretion and are not influenced by external forces, (2) deferred taxes are never expected to be realized because the loan will either remain outstanding indefinitely or will be contributed to equity at a time when no foreign exchange gain would be recognized, (3) this treatment is consistent with our conclusion under FAS 52 that the loan is of a long-term-investment nature and any resulting unrealized foreign currency gain or loss is properly reported in the Other Comprehensive Income section of equity on our balance sheet, and (4) paragraph 23 of FAS 52 provides that no deferred taxes should be recorded on the translation adjustments since the undistributed earnings of Nextel Brazil are or will be indefinitely reinvested by Nextel Brazil and NII Holdings, Inc. has not recorded deferred taxes on any basis difference for its investment in Nextel Brazil.
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                As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
                Our comprehensive SAB 99 analysis that was prepared as part of our year end close process is being provided to the staff on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such rules, we request that these materials be returned promptly following completion of the staff’s review thereof. By separate letter, we also request confidential treatment of these materials pursuant to the provisions of 17 CFR 200.83.
                If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (703) 390-5174.
                Thank you for your assistance in this matter.
Yours truly, /s/ Gokul Hemmady Gokul Hemmady Chief Financial Officer
Enclosures
cc:	Andrew Mew Robert S. Littlepage, Jr.